Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Ares Management, L.P. for the registration of its common units and preferred units representing limited partner interests and to the incorporation by reference therein of our reports dated February 29, 2016, with respect to the consolidated financial statements of Ares Management, L.P. and the effectiveness of internal control over financial reporting of Ares Management, L.P., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

May 6, 2016